330 North Wabash Avenue
Suite 2800
Chicago, Illinois 60611
Tel: +1.312.876.7700 Fax: +1.312.993.9767
www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
October 29, 2021	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:          Geoff Kruczek

    Anne Parker

    Ernest Greene

    Anne McConnell

Re:	Tritium DCFC Ltd
Registration	Statement on Form F-4
Filed	September 24, 2021
File	No. 333-259793

To the addressees set forth above:

On behalf of our client, Tritium DCFC Ltd, an Australian unlisted public company limited by shares (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated October 21, 2021, relating to the Company’s registration statement on Form F-4, publicly filed on September 24, 2021 (the “Registration Statement”).

The Company has publicly filed today an amendment to the Registration Statement on Form F-4 (“Amendment No. 1”), together with this letter, via EDGAR submission. For the Staff’s reference, we will provide to the Staff by electronic mail copies of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Registration Statement.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 1.

October 29, 2021

Registration Statement on Form F-4 filed September 24, 2021

Non-GAAP Financial Measures, page v

1.

We note you present Non-GAAP Financial Measures, including consolidated segment gross profit (loss) and consolidated segment gross margin. Please be advised we believe the most directly comparable GAAP measures to the Non GAAP Financial Measures you present are GAAP gross profit (loss) and GAAP gross margin. Please revise your presentation to prominently disclose and reconcile the Non-GAAP Financial Measures you present to the most directly comparable GAAP measures as required by Item 10(e) of Regulation S-K and Regulation G. This comment is also applicable to the disclosures in MD&A on page 219.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages v and 232 of Amendment No. 1. The Company further advises the Staff that for the purpose of reconciling non-GAAP financial measures to the most directly comparable GAAP measures, it has calculated gross (loss) and gross margin inclusive of the allocation of relevant depreciation and amortization in accordance with GAAP. GAAP gross (loss) and gross margin are not presented in the financial statements.

Risk Factors, page 38

2.

Please add a risk factor discussing Section 9.3 of Exhibit 4.3, including whether it applies to claims arising under the Securities Act and the Exchange Act. Also address any risks to investors, including increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Your disclosure should also address whether there is any question as to whether a court would enforce the provision.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has added a risk factor on page 70 of Amendment No. 1.

Background of the Business Combination, page 105

3.	Please revise to provide greater clarity on the timing and nature of your negotiations with Tritium. Please address the following matters in your response and revised disclosures:

•	Credit Suisse’s engagement by Tritium in October 2020 and Credit Suisse served as an underwriter for the SPAC’s IPO, which was completed in February 2021;

•	the conference call attended by Riverstone Holdings on February 8, 2021 regarding Tritium, which was the same day the IPO was completed;

•

the engagement of a law firm, also on February 8, 2021. Also that same day, an indication of interest was drafted and submitted to Tritium, and it appears the submission included specific financial terms;

•	how the specific financial terms in the February 8, 2021 were determined, given your disclosure that the SPAC first became aware of Tritium that same day; and

October 29, 2021

•	the nature and extent of negotiations referenced in your disclosure regarding the March 8, 2021 renouncement.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 7 and 109-112 of Amendment No. 1.

DCRN Boards Consideration of and Reasons for Approving the Business Combination, page 111

4.

Please refer to the second, third, fourth and ninth bullet points. Please expand to explain each factor referenced in those bullets and explain how those factors relate to the board’s conclusions for approving the business combination. For example, describe the research on 13 comparable companies and comparable transactions and how that information relates to the board’s conclusions. Provide similar information with respect to the “financial and valuation analysis” of Tritium and the business combination.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 115 of Amendment No. 1.

5.	Please expand the disclosure beginning on page 105 to more specifically describe the “active role” the independent directors took, as mentioned on page 112.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 116 of Amendment No. 1.

Unaudited Prospective Financial Information, page 114

6.

We note the projections in the table and the assumptions in the paragraphs that follow. Please revise to clarify the assumptions underlying the projected financial information and explain how those assumptions relate to the information in the table. Quantify the assumptions to the extent possible, including those underlying your revenue projections.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 119 and 120 of Amendment No. 1.

7.

We note that the projected financial information is through 2026. Please revise to clarify the basis of the projections beyond year three and if the forecasts reflect more than simple assumptions about growth rates. Explain why the growth rates you selected are reasonable.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 120 of Amendment No. 1.

October 29, 2021

Related Agreements

Form of A&R Registration Rights Agreement, page 158

8.

Please disclose whether there are any maximum cash penalties under the registration rights agreement. Please also disclose any additional penalties resulting from delays in registering the common stock. Refer to ASC 825-20-50-1.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that there are no cash or other penalties provided for in the A&R Registration Rights Agreement referenced in the Staff’s comment and accordingly believes that no further disclosure is required at this time.

Unaudited Pro Forma Condensed Combined Financial Information, page 162

9.

In note (2) on page 165, you appear to indicate that the maximum redemption scenario is determined based on the assumption that a Minimum Cash Condition of $200 million is satisfied at Closing (after giving effect to the PIPE Funds, redemption payments and DCRN transaction expenses). Given the disclosure that there is a Minimum Cash Condition of $200 million, please clarify why the pro forma balance of cash and cash equivalents under the maximum redemption scenario is less than the amount of the Minimum Cash Condition.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 181 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Balance Sheet—As of June 30, 2021, page 166

10.

We note you disclose authorized, issued and outstanding shares on a historical basis. Please revise your pro forma balance sheet as of June 30, 2021 to also disclose the number of shares authorized, issued and outstanding on a pro forma basis.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 174 of Amendment No. 1.

11.

In regard to balance sheet line items that are impacted by several pro forma adjustments, please provide a summary that clearly shows the impact of each pro forma adjustment on the balances presented. This information can be provided in a footnote or in a manner similar to how you present the impact of pro forma adjustments on cash and cash equivalents.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 174, 180 and 181 of Amendment No. 1.

October 29, 2021

Unaudited Pro Forma Condensed Combined Statement of Operations—For the year ended June 30, 2021, page 168

12.	Please present historical and pro forma earning per share disclosures on the face of the pro forma statement of operations. Refer to Rule 11-02(a)(9)(i) of Regulation S-X.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 175 and 176 of Amendment No. 1.

3. Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 170

13.

In regard to footnotes 3(1)(c), 3(1)(d), 3(1)(h), 3(1)(j), and 3(1)(l) on pages 170 and 171, it is not clear to us where or how the expenses related to each pro forma adjustment are reflected in the pro forma statement of operations under both redemption scenarios. Please clarify or revise the pro forma statement of operations to reflect the related expenses. Refer to Rules 11-02(a)(6)(i)(B) and 11-02(a)(11)(i) of Regulation S-X.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 178-181 of Amendment No. 1.

14.

In regard to footnote 3(1)(g) on page 171 and footnote 3(1)(b) on page 172, it is not clear to us where or how the $13.8 million expense related to the early prepayment penalty that will be recorded when the CIGNA loan is repaid is reflected in the pro forma statement of operations under both redemption scenarios. Please clarify or revise the pro forma statement of operations to reflect this expense. Refer to Rules 11-02(a)(6)(i)(B) and 11-02(a)(11)(i) of Regulation S-X. In addition, we note you obtained an additional $30 million of borrowings in August 2021 that are not reflected in the pro forma financial statements, please clarify if and how these proceeds were used and whether the additional borrowing will also be required to be repaid as a result of the Business Combination.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that with respect to the prepayment of the CIGNA Loan, an adjustment was made to the $5,947,000 expense which had previously been recorded to reflect the fair value of the prepayment derivative. The additional amount represents the total amount which would be required to be paid as at December 31, 2021, which was estimated as of the transaction date. The remaining difference is not reflected in the statement of operations as a material non-recurring transaction. With respect to the additional borrowings, they were utilized for working capital requirements of Tritium and therefore have not been included in the pro forma on that basis as noted in footnote 3(1)(g) of Amendment No. 1. Both Tranche 1 and Tranche 2 are expected to be required to be repaid as a result of the Business Combination.

Additionally, in response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 179 of Amendment No. 1.

October 29, 2021

15.

In regard to footnotes 3(1)(h) and 3(1)(l) on page 171, it is not clear to us how the expense amounts related to each pro forma adjustment were calculated. Please clarify or revise your disclosures to address the terms and assumptions underlying the amounts disclosed related to the modifications/settlements. Please also disclose whether any options will remain outstanding after the Business Combination.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 179 and 180 of Amendment No. 1.

4. Pro forma loss per Share Information, page 173

16.	Please quantify the equity instruments excluded from the calculations of pro forma losses per share because they are antidilutive.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 183 of Amendment No. 1.

Business of Tritium, page 193

17.

Please clarify how your products are now distributed, given the expiration of the agreement mentioned in your disclosure on page 41. Please also clarify the disclosure that the agreement “requires Tritium and Gilbarco to negotiate the assignment of existing contracts between Gilbarco and Tritium’s end customers or enter continuity agreements for supply and servicing under such contracts.”

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 43, 44, 219 and 223 of Amendment No. 1.

Tritium Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Operating Results, page 211

18.	Please revise MD&A to more fully address the following:

•

Given the disclosures that to mitigate potential shipping delays you sent certain orders by air instead of by sea, disclose and discuss the potential impact of the change in shipping methods on your operating results;

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 121, 225 and 226 of Amendment No. 1.

•	Given the disclosures regarding the termination of a distribution agreement with Gilbarco, disclose and discuss the potential impact of the termination on your operating results; and

October 29, 2021

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 223 of Amendment No. 1.

• Disclose and discuss your short-term and long-term liquidity requirements and priorities following the Business Combination, including the potential impact of cash redemptions.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 233 of Amendment No. 1.

International Operations Expansion, page 212

19.	Please expand to discuss the timing of your expansion plans, the anticipated amount it will cost and the source of funds.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 224 of Amendment No. 1.

Critical Accounting Policies and Estimates

Share-Based Compensation, page 229

20.

In regard to common stock valuations discussed on page 230, you indicate that the weighted average exercise price is equal to the weighted average stock price. We also note your disclosure on page 229 that the fair value of the underlying ordinary stock considered the price per stock paid by investors in Tritium’s private financings in addition to independent external valuations obtained. Please revise your disclosure to clarify the process by which you used the price per stock paid and external valuations to determine the fair value of your common stock. Please address the valuation methodologies used, including any significant assumptions, estimates and uncertainties involved in your determination of fair value. Please also address the facts and circumstances that result in differences between those valuations and the fair value implied by the current Business Combination.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 242 of Amendment No. 1.

Tritium Relationships and Related Party Transactions, page 274

21.

If, as indicated by your disclosure on page 221, you intend to repay all existing indebtedness, including debt held by your affiliates, please revise to describe those intended transactions and the amounts that each affiliate will receive.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 234, 235, 292 and 293 of Amendment No. 1.

October 29, 2021

22.	For the last four transactions in this section, please revise to clarify which of your affiliates participated in the transaction and the nature and extent of their interests.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 292 and 293 of Amendment No. 1.

Tritium Holdings PTY LTD—Consolidated Financial Statements

Note 1—Summary of Significant Accounting Policies

Recently Issued Accounting Standards, page F-43

23.

We note you have disclosed when recently issued accounting standards are effective but you did not disclose when you expect to adopt ASU 2019-12, ASU 2020-06, ASU 2020-08 and ASU 2020-10. Given your intention to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, please disclose the dates on which you expect to adopt the recently issued accounting standards, assuming you remain an EGC at such time. Refer to Question 14 of the Jumpstart Our Business Startups Act Frequently Asked Questions.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 244, F-43 and F-44 of Amendment No. 1.

Note 27—Subsequent Events, page F-73

24.

Please disclose the specific date through which subsequent events have been evaluated and state whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page F-73 of Amendment No. 1.

General

25.

Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 9-11 of Amendment No. 1.

October 29, 2021

26.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 124-127 of Amendment No. 1.

27.

Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 197-199 of Amendment No. 1.

28.

Your disclosure indicates that the SPAC charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 196 and 199 of Amendment No. 1.

29.

Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 124-127 of Amendment No. 1.

30.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that the DCRN initial stockholders agreed to waive their redemption rights pursuant to a letter agreement that the DCRN initial stockholders entered into in connection with the DCRN IPO, pursuant to which the parties thereto acknowledged that consideration was provided in exchange for the parties entering into the letter agreement. However, the letter agreement is a standard agreement entered into in connection with the initial public offering that, in addition to an agreement to waive redemption rights with respect to the DCRN Founder Shares and any DCRN public shares, includes among other things, an agreement to vote such shares in favor of the Business Combination and to subject such shares to certain transfer restrictions. Accordingly, no specific consideration was ascribed to the agreement to waive redemption rights. The provisions relating to the waiver of redemption rights in the letter agreement have not been amended in connection with the Business Combination.

31.

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 124-127 of Amendment No. 1.

October 29, 2021

32.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 127 of Amendment No. 1.

33.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 127 of Amendment No. 1.

34.

Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 20 of Amendment No. 1.

35.	Please quantify the aggregate fees payable to Credit Suisse that are contingent on completion of the business combination.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 109 and 110 of Amendment No. 1.

*********

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (312) 876-7680 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Christopher Lueking

Christopher Lueking of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

October 29, 2021

Jane Hunter, Chief Executive Officer, Trinity Holdings Pty Ltd

Peter Haskopoulos, Chief Financial Officer, Decarbonization Plus Acquisition Corporation II

Ryan Maierson, Latham & Watkins LLP

Roderick Branch, Latham & Watkins LLP

E. Ramey Layne, Vinson & Elkins L.L.P.